                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 1996

                         HARSCO CORPORATION SAVINGS PLAN
                            (Full title of the Plan)

                               HARSCO CORPORATION
          (Name of issuer of the securities held pursuant to the Plan)

                            Camp Hill, PA 17001-8888
                     (Address of principal executive office)

                           Telephone - (717) 763-7064

Financial Statements and Exhibits

       (a)    Financial Statements.

       The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

       (b)    Exhibits.

              (1)  Consent of Independent Accountants

              (2)  Participant's Statement of Account

              (3)  Appendix B to Savings Plan

              (4)  Description of Federal Tax Considerations

                         HARSCO CORPORATION SAVINGS PLAN

                          INDEX TO FINANCIAL STATEMENTS

                             FORM 11-K ANNUAL REPORT

                                 ---------------

                                                                                                                  Form 11-K
                                                                                                                   Pages
                                                                                                                   -----
Report of Independent Accountants                                                                                    4-5

Financial Statements:

     Statements of Net Assets Available for Benefits with Fund Information:

           December 31, 1996 -   Non-Participant Directed:
                                 Harsco Common Stock Fund

                             -   Participant Directed:
                                 Harsco Common Stock Fund, Income Accumulation
                                 Fund, Fidelity Magellan Fund, S&P 500 Fund,
                                 International Equity Fund, Asset Allocation Fund,
                                 AIM Constellation Fund, Templeton Foreign Fund,
                                 Bond Index Fund and Participant Loans                                                6

           December 31, 1995 -   Non-Participant Directed:
                                 Harsco Common Stock Fund

                             -   Participant Directed:
                                 Harsco Common Stock Fund, Fixed Income Fund,
                                 Fidelity Magellan Fund, S&P 500 Fund,
                                 International Equity Fund, Asset Allocation Fund,
                                 and Participant Loans                                                                7

     Statement of Changes in Net Assets Available for Benefits with Fund
     Information for the year ended:

           December 31, 1996 -   Non-Participant Directed:
                                 Harsco Common Stock Fund

                             -   Participant Directed:
                                 Harsco Common Stock Fund, Income Accumulation
                                 Fund, Fidelity Magellan Fund, S&P 500 Fund,
                                 International Equity Fund, Asset Allocation Fund,
                                 AIM Constellation Fund, Templeton Foreign Fund,
                                 Bond Index Fund, Participant Loans, and Fixed
                                 Income Fund                                                                          8

     Notes to Financial Statements                                                                                  9-14

Supplemental Schedules:

     Assets Held for Investment Purposes as of December 31, 1996 - 27(a)*                                            15

     Reportable Transactions for the year ended December 31, 1996 - 27(d)*                                           16

*    Refers to item numbers in Form 5500 (Annual Return/Report of Employee
     Benefit Plan) for the plan year ended December 31, 1996.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrative Committee
of the Harsco Corporation Savings Plan:

We have audited the accompanying financial statements of the Harsco Corporation Savings Plan listed in the Index on page 3 of this Form 11-K. These financial statements are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits with fund information and the statement of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the audit procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in the notes to the supplemental schedules, information provided by the Trustee and presented in the schedules of investments and reportable transactions does not disclose the historical cost of certain plan assets held by the Plan Trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



COOPERS & LYBRAND L.L.P.
Philadelphia, Pennsylvania
May 22, 1997

                         HARSCO CORPORATION SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                December 31, 1996

                                                 Non-Participant
                                                    Directed                           Participant Directed
                                                 ---------------    -------------------------------------------------------------
                                                     Harsco           Harsco
                                                     Common           Common           Income         Fidelity        S & P
                                                      Stock            Stock        Accumulation      Magellan         500
                                    Total             Fund             Fund             Fund            Fund           Fund
                                -------------      ----------       ----------      ------------    ------------    ----------
Assets

Investments, at fair value:
Harsco Corporation 1,201,791
shares of common stock          $  82,322,684     $ 43,680,416     $ 38,642,268     $      --      $       --       $      --

Mutual Funds                       52,510,711             --               --        13,225,029      13,935,293      12,354,701

Short-term investments              1,668,204          961,094          596,276            --           110,834            --

Participant loans                   6,998,864             --               --              --              --              --
                                -------------     ------------     ------------     -----------    ------------     -----------
Total investments                 143,500,463       44,641,510       39,238,544      13,225,029      14,046,127      12,354,701
                                -------------     ------------     ------------     -----------    ------------     -----------

Contributions Receivable:

Employer's                             44,757           44,757             --              --              --              --

Participants'                          79,926             --             18,527           7,683          17,328          10,896

Interest Receivable                       214              106               94            --                14            --
                                -------------     ------------     ------------     -----------    ------------     -----------

Total receivables                     124,897           44,863           18,621           7,683          17,342          10,896
                                -------------     ------------     ------------     -----------    ------------     -----------

Total assets                      143,625,360       44,686,373       39,257,165      13,232,712      14,063,469      12,365,597

Liabilities

Securities Purchased                 (600,689)        (306,014)        (270,718)           --           (23,957)           --
                                -------------     ------------     ------------     -----------    ------------     -----------
Net assets available for
benefits                        $ 143,024,671     $ 44,380,359     $ 38,986,447     $13,232,712    $ 14,039,512     $12,365,597
                                =============     ============     ============     ===========    ============     ===========



                                                               Participant Directed
                                ----------------------------------------------------------------------------------------------------
                                 International      Asset          AIM            Templeton            Bond
                                    Equity       Allocation   Constellation        Foreign             Index          Participant
                                     Fund           Fund          Fund              Fund               Fund              Loans
                                 -------------  ------------  -------------     -------------        --------         -----------
Assets
Investments, at fair value:
Harsco Corporation 1,201,791
shares of common stock             $     --      $     --      $     --            $   --            $   --            $     --

Mutual Funds                        2,035,760     8,231,690     1,901,144           602,453           224,641                --

Short-term investments                   --            --            --                --                --                  --

Participant loans                        --            --            --                --                --             6,998,864
                                   ----------    ----------    ----------          --------          --------          ----------
Total investments                   2,035,760     8,231,690     1,901,144           602,453           224,641           6,998,864
                                   ----------    ----------    ----------          --------          --------          ----------

Contributions Receivable:

Employer's                               --            --            --                --                --                  --

Participants'                           3,453        12,073         6,211             2,278             1,477                --

Interest Receivable                      --            --            --                --                --                  --
                                   ----------    ----------    ----------          --------          --------          ----------

Total receivables                       3,453        12,073         6,211             2,278             1,477                --
                                   ----------    ----------    ----------          --------          --------          ----------

Total assets                        2,039,213     8,243,763     1,907,355           604,731           226,118           6,998,864

Liabilities

Securities Purchased                     --            --            --                --                --                  --
                                   ----------    ----------    ----------          --------          --------          ----------
Net assets available for
benefits                           $2,039,213    $8,243,763    $1,907,355          $604,731          $226,118          $6,998,864
                                   ==========    ==========    ==========          ========          ========          ==========


The accompanying notes are an integral part of the financial statements.

                         HARSCO CORPORATION SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                December 31, 1995

                                                      Non-Participant
                                                        Directed                         Participant  -  Directed
                                                       ------------        -------------------------------------------------
                                                          Harsco             Harsco
                                                          Common             Common             Fixed             Fidelity
                                                           Stock              Stock             Income            Magellan
                                      Total                Fund                Fund               Fund               Fund
                                  -------------        ------------        ------------        -----------       -----------
Assets

Investments, at fair value:

  Harsco Corporation
  1,238,548 shares of
  common stock                    $  69,909,844        $ 35,979,101        $ 33,930,743        $        --       $        --

  Mutual Funds                       30,279,749                  --                  --                 --        13,345,571

  Short-term investments                917,144             338,338             319,076             19,178           240,552

  Bank Common Trust Funds             6,961,172                  --                  --          6,961,172                --

  Participant loans                   5,076,350                  --                  --                 --                --

  Guaranteed rate group
  annuity contract                    5,007,182                  --                  --          5,007,182                --

                                  -------------        ------------        ------------        -----------       -----------
Total investments                   118,151,441          36,317,439          34,249,819         11,987,532        13,586,123
                                  -------------        ------------        ------------        -----------       -----------

Contributions Receivable:

  Employer's                             48,004              48,004                  --                 --                --

  Participants'                          62,960                  --              33,644              6,677             3,140

Interest Receivable                          98                  43                  41                  3                11

Securities Sold                           4,423                  --                  --                 --             4,423

                                  -------------        ------------        ------------        -----------       -----------
  Total receivables                     115,485              48,047              33,685              6,680             7,574
                                  -------------        ------------        ------------        -----------       -----------

  Total assets                      118,266,926          36,365,486          34,283,504         11,994,212        13,593,697

Liabilities

Securities Purchased                    (58,498)            (16,023)            (42,475)                --                --

  Net assets available for

                                  -------------        ------------        ------------        -----------       -----------
  benefits                        $ 118,208,428        $ 36,349,463        $ 34,241,029        $11,994,212       $13,593,697
                                  =============        ============        ============        ===========       ===========



                                                    Participant  -  Directed
                                  -------------------------------------------------------------
                                    S & P        International        Asset
                                     500             Equity         Allocation      Participant
                                     Fund             Fund             Fund             Loans
                                  ----------       ----------       ----------       ----------
 Assets

Investments, at fair value:

  Harsco Corporation
  1,238,548 shares of
  common stock                    $       --       $       --       $       --       $       --

  Mutual Funds                     8,646,887        1,683,320        6,603,971               --

  Short-term investments                  --               --               --               --

  Bank Common Trust Funds                 --               --               --               --

  Participant loans                       --               --               --        5,076,350

  Guaranteed rate group
  annuity contract                        --               --               --               --

                                  ----------       ----------       ----------       ----------
Total investments                  8,646,887        1,683,320        6,603,971        5,076,350
                                  ----------       ----------       ----------       ----------

Contributions Receivable:

  Employer's                              --               --               --               --

  Participants'                        6,927            4,206            8,366               --

Interest Receivable                       --               --               --               --

Securities Sold                           --               --               --               --

                                  ----------       ----------       ----------       ----------
  Total receivables                    6,927            4,206            8,366               --
                                  ----------       ----------       ----------       ----------

  Total assets                     8,653,814        1,687,526        6,612,337        5,076,350

Liabilities

Securities Purchased                      --               --               --               --

  Net assets available for

                                  ----------       ----------       ----------       ----------
  benefits                        $8,653,814       $1,687,526       $6,612,337       $5,076,350
                                  ==========       ==========       ==========       ==========


The accompanying notes are an integral part of the financial statements.

                         HARSCO CORPORATION SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                December 31, 1996

                                                                       Non-Participant
                                                                           Directed             Participant Directed
                                                                         ------------       ------------------------------
                                                                            Harsco           Harsco
                                                                            Common           Common              Income
                                                                             Stock            Stock           Accumulation
                                                         Total               Fund              Fund                Fund
                                                      ------------       -----------       ------------        -----------
Additions to net assets attributed
  to:

Investment income
      Net appreciation/
      (depreciation) in the fair
      value of investments                            $ 14,787,489       $ 6,431,343       $  5,886,269        $        --

    Dividends                                            4,027,896           957,565            847,118                 --

    Interest - collective
      investment fund                                      543,130                --                 --            543,130
    Interest - short-term
      investments                                          184,850            28,733             14,418                 --
    Interest - group annuity
      contracts                                                693                --                 --                 --
    Interest - participant loans                           555,726                --                 --                 --
                                                      ------------       -----------       ------------        -----------
                                                        20,099,784         7,417,641          6,747,805            543,130

  Cash Contributions:
    Employer's                                           3,778,875         3,778,875                 --                 --
    Participant's                                       12,979,321                --          4,214,668          1,140,450

                                                      ------------       -----------       ------------        -----------
Total additions                                         36,857,980        11,196,516         10,962,473          1,683,580
                                                      ------------       -----------       ------------        -----------

Deductions:
  Deductions from net assets
    attributed to Employee
    withdrawals                                         12,041,737         3,354,329          3,111,495          1,076,772
                                                      ------------       -----------       ------------        -----------

  Net increase/(decrease)
      prior to Interfund
      transfers                                         24,816,243         7,842,187          7,850,978            606,808

  Interfund transfers                                           --           188,709         (3,105,560)        12,625,904

                                                      ------------       -----------       ------------        -----------
  Net increase/(decrease)                               24,816,243         8,030,896          4,745,418         13,232,712


Net assets available for benefits:

      December 31, 1995                                118,208,428        36,349,463         34,241,029                 --

                                                      ------------       -----------       ------------        -----------
      December 31, 1996                               $143,024,671       $44,380,359       $ 38,986,447        $13,232,712
                                                      ============       ===========       ============        ===========



                                                                              Participant Directed
                                                      --------------------------------------------------------------------
                                                      Fidelity              S & P         International           Asset
                                                       Magellan              500              Equity            Allocation
                                                         Fund                Fund              Fund               Fund
                                                      ------------        -----------       -----------        -----------
Additions to net assets attributed
  to:

Investment income
      Net appreciation/
      (depreciation) in the fair
      value of investments                            $   (641,153)       $ 2,127,009       $   102,553        $   817,477

    Dividends                                            2,137,795                 --                --                 --

    Interest - collective
      investment fund                                           --                 --                --                 --
    Interest - short-term
      investments                                            3,217                 --                --                 --
    Interest - group annuity
      contracts                                                 --                 --                --                 --
    Interest - participant loans                                --                 --                --                 --
                                                      ------------        -----------       -----------        -----------
                                                         1,499,859          2,127,009           102,553            817,477


  Cash Contributions:
    Employer's                                                  --                 --                --                 --
    Participant's                                        2,644,999          2,136,732           501,205          1,392,799

                                                      ------------        -----------       -----------        -----------
Total additions                                          4,144,858          4,263,741           603,758          2,210,276
                                                      ------------        -----------       -----------        -----------

Deductions:
  Deductions from net assets
    attributed to Employee
    withdrawals                                            840,558          1,154,582           125,559            574,783
                                                      ------------        -----------       -----------        -----------

  Net increase/(decrease)
      prior to Interfund
      transfers                                          3,304,300          3,109,159           478,199          1,635,493

  Interfund transfers                                   (2,858,485)           602,624          (126,512)            (4,067)

                                                      ------------        -----------       -----------        -----------
  Net increase/(decrease)                                  445,815          3,711,783           351,687          1,631,426



Net assets available for benefits:

      December 31, 1995                                 13,593,697          8,653,814         1,687,526          6,612,337

                                                      ------------        -----------       -----------        -----------
      December 31, 1996                               $ 14,039,512        $12,365,597       $ 2,039,213        $ 8,243,763
                                                      ============        ===========       ===========        ===========




                                                                                Participant Directed
                                                     -----------------------------------------------------------------------------
                                                          AIM         Templeton        Bond                              Fixed
                                                     Constellation     Foreign         Index       Participant          Income
                                                         Fund            Fund          Fund            Loans              Fund
                                                      ----------       --------       --------       ----------       ------------
Additions to net assets attributed
  to:

Investment income
      Net appreciation/
      (depreciation) in the fair
      value of investments                            $   30,134       $ 27,941       $  5,916       $       --       $         --

    Dividends                                             64,183         21,235             --               --                 --

    Interest - collective
      investment fund                                         --             --             --               --                 --
    Interest - short-term
      investments                                             --             --             --               --            138,482
    Interest - group annuity
      contracts                                               --             --             --               --                693
    Interest - participant loans                              --             --             --          555,726                 --
                                                      ----------       --------       --------       ----------       ------------
                                                          94,317         49,176          5,916          555,726            139,175

  Cash Contributions:
    Employer's                                                --             --             --               --                 --
    Participant's                                        421,835        155,655         80,381               --            290,597

                                                      ----------       --------       --------       ----------       ------------
Total additions                                          516,152        204,831         86,297          555,726            429,772
                                                      ----------       --------       --------       ----------       ------------
Deductions:
  Deductions from net assets
    attributed to Employee
    withdrawals                                           29,506          8,264            554          481,573          1,283,762
                                                      ----------       --------       --------       ----------       ------------

  Net increase/(decrease)
      prior to Interfund
      transfers                                          486,646        196,567         85,743           74,153           (853,990)

  Interfund transfers                                  1,420,709        408,164        140,375        1,848,361        (11,140,222)
                                                      ----------       --------       --------       ----------       ------------
  Net increase/(decrease)                              1,907,355        604,731        226,118        1,922,514        (11,994,212)

Net assets available for benefits:

      December 31, 1995                                       --             --             --        5,076,350         11,994,212

                                                      ----------       --------       --------       ----------       ------------
      December 31, 1996                               $1,907,355       $604,731       $226,118       $6,998,864       $         --
                                                      ==========       ========       ========       ==========       ============


The accompanying notes are an integral part of the financial statements.

                  NOTES TO FINANCIAL STATEMENTS OF SAVINGS PLAN

1.     General Description of Plan:

       The following description of the Harsco Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       The Plan is a defined contribution plan designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code").

       All employees (including officers) who receive a stated weekly, hourly, monthly or annual rate of compensation and are employed by Harsco Corporation (the "Company") or any subsidiary or other related company of either the Company or a subsidiary which adopts this Plan with the approval of the Company shall be covered by, or remain covered by, this Plan, are deemed ("Eligible Employees"). Appendix B of the Plan and as amended from time to time, shall identify the collective bargaining units representing Eligible Employees under this Plan and the date as of which their coverage commenced. Effective August 1, 1996, new employees deemed an Eligible Employee under this plan are eligible to participate in the plan immediately upon their hire date. Prior to August 1, 1996, employees must have completed at least one thousand (1,000) hours of service during the twelve (12) month period beginning with the date of commencement of their employment to be considered an Eligible Employee.

       To participate in the Plan, an Eligible Employee must elect to contribute to the Plan through payroll deductions each pay period in whole percentages from 1% to 16% of compensation received for services as an employee of the Company or any subsidiary of the Company. The participant shall designate what percentage of such contributions will be "Pre-Tax Contributions" and what percentage will be "After-Tax Contributions." A participant who makes Matched Pre-Tax and/or Matched After-Tax Contributions in an aggregate amount of 6% of his compensation may also elect to contribute from 1% to 10% of his compensation as an Unmatched Pre-Tax and/or Unmatched After-Tax Contribution. In no event during the year may (a) Matched Pre-Tax and Matched After-Tax Contributions exceed 6% of compensation, (b) Unmatched Pre-Tax and Unmatched After-Tax Contribution exceed 10% of compensation or (c) Pre-Tax Contributions exceed the amount specified by the Internal Revenue Service code which is $9,500. Pre-Tax Contributions shall constitute a reduction in the participant's taxable income for purposes of Section 401(k) of the Code but for the purpose of the Company's tax deductions, shall be considered contributions made by the Company. After-Tax Contributions will be considered to be the participant's contributions to the Plan and shall not constitute a reduction in the participant's taxable income for the purposes of Section 401(k) of the Code.

       Pursuant to the Plan, the Company will make contributions in cash to the Trustee for the account of each participant in an amount equal to 50% of the first 6% of such participants' compensation designated as Matched Pre-Tax Contributions and/or Matched After-Tax Contributions. These contributions are referred to as "Company Matching Contributions".

       Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's Matching and Prior Match Accounts is based on years of vesting service. A Participant is 100% vested after five years of credited service.

       Custom fund fees related to the Harsco Common Stock Fund and the Fidelity Magellan Fund are paid by the Company. Investment management fees related to the Fidelity Magellan Fund, the S&P 500 Fund, the International Equity Fund, the Asset Allocation Fund, the AIM Constellation Fund, and the Templeton Foreign Fund are paid by the Plan Participants. Participant directed investment fund change fees (not in excess of four changes per plan year) and Plan record keeping fees are paid by the Company.

       Participants may borrow from their fund accounts a minimum of $500 to a maximum of 50% of their vested account balance, not to exceed $50,000. Loan transactions are treated as a transfer to (from) the respective investment fund(s) from (to) the Participant Loans fund. The Participant may choose the loan repayment period, not to exceed five years. However, the term may be for any period not to exceed 15 years if the purpose of the loan is to acquire the Participant's principal residence. The loans are collateralized only by the portion of the Participant's Account from which the loan is made and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator. Interest rates, based on the Trustee's prime rate plus one percent, ranged from 7.19% to 10.0% during 1996. Principal and interest is paid ratable through payroll deductions.

       While the Company has not expressed any intent to discontinue the Plan, it reserves the right to terminate the Plan at any time or discontinue contributions thereunder. In the event such discontinuance resulted in the termination of the Plan, the accounts of each affected employee who has not yet incurred a break in service shall be fully vested. Complete distributions or withdrawals would be distributed to Plan Participants and beneficiaries in proportion to their respective account balances.

2.     Summary of Significant Accounting Policies:

       Basis of Accounting:

       The financial statements of the Plan are prepared under the accrual method of accounting.

       Investment Valuation:

       The Harsco Corporation Common Stock is stated at market value, which represents the closing price of the stock on the Composite Reporting Tape of the stock exchanges on the last day of trading of the calendar year. The Common Trust Funds with Wells Fargo Bank, N. A. are stated at fair value, which represents the closing price of the fund on the last trading day of the calendar year. Shares in the Income Accumulation Fund, the Fidelity Magellan Fund, the S&P 500 Mutual Fund, the International Equity Fund, the Asset Allocation Fund, the AIM Constellation Fund, the Templeton Foreign Fund, and the Bond Index Fund, are all stated at fair value, which represents the closing price on the last day of trading of the calendar year. Short-term investments, which represent the temporary investment of funds until purchases of common stock are completed, are invested in the BZW Barclays Global Investors Money Market Fund, which are stated at fair value.

       Use of Estimates:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

       Other:

       The Plan presents in the Statement of Changes in Net Assets Available for Benefits with Fund Information the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       The purchase and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

       Both participants' and Company contributions are accrued in the period of the related payroll deductions. Forfeitures, a result of participant withdrawals prior to their full vesting in the Plan, are used to reduce the amount of future Company matching contributions.

3.     Investment Programs:

       The Plan, comprised of participants' and Company contributions, is divided into the following funds described below.

       (1) Harsco Common Stock Fund - (consisting of Common Stock purchased with Company and participants' contributions): a fund consisting of Common Stock of Harsco Corporation purchased in the open market or through privately negotiated transactions to the extent permitted by rules of the New York Stock Exchange and the Securities and Exchange Commission.

       (2) Fixed Income Fund - (consisting of investments purchased with participants' contributions): a fund maintained through an agreement with one or more insurance companies or other financial institutions, designated by the Company, under which the insurance company or financial institution shall guarantee repayment of the principal and payment of interest at a variable rate for a specified period of time in accordance with the terms of the agreement. The 1995 and 1996 Fixed Income Fund Average Rate of Returns were 6.19% and 5.80%, respectively. This fund was terminated as an investment option on January 1, 1996 and all shares in this fund were sold and all proceeds were used to purchase shares in the Income Accumulation Fund.

       (3) Income Accumulation Fund - (consisting of investments purchased with participants' contributions): a fund consisting of investments in guaranteed investment contracts and synthetic guaranteed investment contracts that are individually negotiated between the Fund manager and the insurance companies and banks that issue them.

       (4) Fidelity Magellan Fund - (consisting of investments purchased with participants' contributions): a fund consisting of shares of the Fidelity Magellan Mutual Fund which is managed by Fidelity Management and Research Company, Boston, Massachusetts.

       (5) S&P 500 Fund - (consisting of investments purchased with participants' contributions): a fund consisting of investments in the same stocks and in substantially the same percentages as the S&P 500 Index. These stocks represent approximately 75% of the market value of all publicly-traded common stocks in the United States.

       (6) International Equity Fund - (consisting of investments purchased with participants' contributions): a fund consisting of investments in over 1,000 foreign stocks in the equity markets of 20 predominantly Western European and Pacific Rim countries representing over 90% of the overseas equity market.

       (7) Asset Allocation Fund - (consisting of investments purchased with participants' contributions): a fund consisting of investments among three asset classes consisting of S&P 500 Index common stocks, U.S. Treasury Bonds with maturities ranging from 20 to 30 years, and the BZW Barclays Global Investors Money Market Fund.

       (8) AIM Constellation Fund - (consisting of investments purchased with participants' contributions): a fund consisting of investments in common stocks with emphasis on medium-sized and smaller emerging growth companies which is managed by AIM Management Group Inc., Houston, Texas. This fund was offered as a new investment option starting April 1, 1996.

       (9) Templeton Foreign Fund - (consisting of investments purchased with participants' contributions): a fund consisting of investment in stocks and debt obligations of companies and governments outside the U.S. which is managed by Templeton Funds, Inc., St. Petersburg, Florida. This fund was offered as a new investment option starting April 1, 1996.

       (10) Bond Index Fund - (consisting of investments purchased with participants' contributions): a fund consisting of investments in domestic bonds issued by the U.S. Treasury, U.S. government agencies, and high-quality bonds issued by U.S. corporations. This fund was offered as a new investment option starting April 1, 1996.

       If at any time it is not possible for the Trustee to purchase Common Stock of the Company as required for the Harsco Common Stock Fund, the Trustee will invest such funds in short-term obligations of the United States government or agencies thereof or in other types of short-term investments, including commercial paper (other than obligations of the Company or its affiliates).

       The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

       There were 5,032 participants at December 31, 1996 who participated in one or more of the nine investment funds. At December 31, 1996 the number of participants selecting each of the investment funds for their contributions was as follows:

                   Harsco Corporation Common Stock Fund.........    4,959
                   Income Accumulation Fund.....................    1,981
                   Fidelity Magellan Fund.......................    2,489
                   S & P 500 Stock Fund.........................    2,393
                   International Equity Fund....................      859
                   Asset Allocation Fund........................    1,612
                   AIM Constellation Fund.......................      531
                   Templeton Foreign Fund.......................      255
                   Bond Index Fund..............................      181

4.     Federal Income Taxes:

       The Company received a determination from the Internal Revenue Service on April 15, 1995, that the Plan, as amended September 15, 1994, is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

5.     Harsco Corporation Common Stock Split:

       On November 19, 1996, the Board of Directors declared a two-for-one stock split on the Company's common stock. One additional share was issued for each share of common stock held by shareholders of record as of the close of business on January 15, 1997. New shares were distributed on February 14, 1997. The effect of the stock split has not been retroactively reflected in the Statement of Net Assets Available for Benefits with Fund Information for the years ended 1996 and 1995, respectively.

                         HARSCO CORPORATION SAVINGS PLAN

           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                    FORM 5500

                                December 31, 1996


    (a)                                                                                                                   (e)
  Party        Shares or                  (b)                                                    (d)                    Current
In Interest      Units             Identity of Issue                                             Cost                    Value
-----------      -----             -----------------                                             ----                    -----
                                 Common Stock:

     *         1,201,791            Harsco Corp. Common Stock, par value $1.25             $          (2)          $  82,322,684
                                                                                                                   -------------

                                      Total Common Stock                                                              82,322,684
                                                                                                                   -------------

                     N/A         Participant Loans (1)                                               -0-               6,998,864

                                 Mutual Funds:

                 928,127              Fidelity Magellan Fund                                          (2)             13,935,293

     *         1,006,425              Income Accumulation Fund                                13,225,029              13,225,029

     *           446,502              S & P 500 Fund                                          10,347,467              12,354,701

     *           144,380              International Equity Fund                                1,944,837               2,035,760

     *           382,691              Asset Allocation Fund                                    7,439,470               8,231,690

                  75,263              Aim Constellation Fund                                   1,881,863               1,901,144

                  58,152              Templeton Foreign Fund                                     574,752                 602,453

     *            15,313              Bond Index Fund                                            219,942                 224,641
                                                                                                                   -------------

                                          Total Mutual Funds                                                          52,510,711
                                                                                                                   -------------
     *               N/A         Short-Term Investments - BZW Barclays                         1,668,204               1,668,204
                                                                                                                   -------------
                                 Global Investors Money Market Fund

                                 Total Assets Held for Investment Purposes                                         $ 143,500,463
                                                                                                                   =============


(1) Participant Loans do not exceed five years to maturity and interest rates charged during 1996 ranged from 7.19% to 10.0%.

(2) The historical cost information was not available from the trustee or custodian due to the cumulative nature of the costs in these funds.

                         HARSCO CORPORATION SAVINGS PLAN

               LINE 27d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                                    FORM 5500

                      For the year ended December 31, 1996

                                                                                   (iii), (iv)
                                                         (i), (ii)                    Total Dollar
        (a)                            (b)            Total Number of                   Value of                    (v)
    Identity of                    Description         Purchases (P)                    Purchases               Net Gain or
  party involved                    of Asset         and/or Sales (S)                 and/or Sales                (Loss)
--------------------------------------------------------------------------------------------------------------------------
Harsco Corporation,            Harsco Common          (P)         132               $   6,378,378              $         -
   plan sponsor                Stock Fund             (S)         122               $   8,057,735              $ 3,074,478

Harsco Corporation             Fixed Income           (P)          22               $   1,069,326              $         -
   plan sponsor                Fund                   (S)          37               $  13,196,015              $         -

Harsco Corporation             Income Accumulation    (P)         110               $  14,812,932              $         -
   plan sponsor                Fund                   (S)          86               $   2,131,033              $         -

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                           HARSCO CORPORATION SAVINGS PLAN

                                           BY /s/ R. C. Hawkins
                                              ---------------------------------
                                                  R. C. Hawkins, Chairman
                                                  Plan Administrative Committee

May 29, 1997

                         HARSCO CORPORATION SAVINGS PLAN
                           Annual Report on Form 11-K
                      for the year ended December 31, 1996

INDEX TO EXHIBITS

Exhibit
Number                  Data Required                                    Location in 11-K
------                  -------------                                    ----------------
   1             Consent of Independent Accountants                   Page 19

   2             Participant's Statement of Account                   Pages 20 to 23

   3             Appendix "B" to Harsco                               Page 24 to 25
                    Savings Plan

   4             Description of Federal Tax                           Incorporated by reference
                   Considerations                                       from pages 50-56 Post Effective
                                                                        Amendment No. 2 to form S-8
                                                                        Registration Statement
                                                                        (Registration No. 33-5300)
                                                                        effective April 30, 1990.